UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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Application of Texas              )     CERTIFICATE PURSUANT TO
Utilities Company                 )     RULE 24 UNDER THE PUBLIC
(formerly TUC Holding             )     UTILITY HOLDING COMPANY ACT
Company) on Form U-1              )     OF 1935
(File No. 70-8953)                )

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     Pursuant to the  requirements  of Rule 24 under the Public Utility  Holding
Company Act of 1935, as amended (the "Act"), Texas Utilities Company (formerly TUC Holding Company, "TUC"), a Texas corporation, certifies that the acquisition by TUC of all of the issued and outstanding shares of common stock of (i) Texas Energy Industries, Inc. (formerly Texas Utilities Company, "TEI"), a Texas corporation and a public utility holding company exempt from all provisions of the Act (other than Section 9(a)(2)) under Section 3(a)(1) by order of the
Securities  and  Exchange  Commission  (the  "Commission"),   and  through  such
acquisition, TEI's wholly owned subsidiaries, Texas Utilities Electric Company and Southwestern Electric Service Company, both Texas corporations and electric utility companies (as defined in the Act) operating as such in the State of Texas and (ii) ENSERCH Corporation, a Texas corporation which, among other things, operates as a gas utility company (as defined in the Act) in the State of Texas, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-8953) of TUC and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-26749, dated August 1, 1997, has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Commission's order with respect thereto.

Exhibits

     F-2 "Past Tense" Opinion of Counsel



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, TUC has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Texas Utilities Company


                                      By:  /s/ Peter B. Tinkham
                                               Name:  Peter B. Tinkham
                                               Title: Secretary and Assistant
                                                          Treasurer


Dated: August 28, 1997